October 4, 2011	Martin R. Rosenbaum Direct Phone: (612) 672-8326 Direct Fax: (612) 642-8326 martin.rosenbaum@maslon.com
Via EDGAR and Federal Express

Mr. Justin Dobbie
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Kona Grill, Inc. (the “Company”) Form 10-K for the year ended December 31, 2010 Filed March 11, 2011 Definitive Proxy Statement on Schedule 14A Filed March 14, 2011 File No. 001-34082

Dear Mr. Dobbie:

I am writing in response to the comment letter dated September 29, 2011 from Ms. Linda Cvrkel to Mr. Mark Robinow of the Company with respect to the Company's filings described above. As we discussed on the telephone on October 3, 2011, due to the travel schedules of company personnel, they require more time to respond to the comments. Please be advised that the Company's response to the comments will be filed no later than Friday, October 28, 2011.

My understanding from our conversation was that this timing will be acceptable. Please let me know if you would like to discuss it further, or if you have any questions. Thank you for accommodating the Company's schedule in this way.

Very truly yours, /s/ Martin R. Rosenbaum Martin R. Rosenbaum

cc: (via email):	Mark Robinow Christi Hing